Item 77C: Matters submitted to a vote of security holders
Morgan Stanley Select Dimensions Investment Series -
Mid Cap Growth Portfolio


Special Shareholders Meeting
September 11, 2017

To approve a proposal to liquidate the Portfolio and terminate the Trust

For:	332,657.275		Against: 38,140.523
	Abstain: 55,100.153